Petron Energy II, Inc.

17950 Preston Road, Suite 960

Dallas, Texas 75252

May 7, 2012

Karl Hiller, Branch Chief
Mark Wajciechowski, Examiner
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:

Petron Energy II, Inc.
Form 10-K for the Fiscal Year ended August 31, 2011
Filed December 14, 2011
Form 8-K, Filed January 6, 2012
File No. 333-160517

Dear Mr. Hiller:

Petron Energy, II., a Nevada corporation (the “Company”), has received and reviewed your letter of April 4, 2012, pertaining to the Company’s above-referenced filings as filed with the Securities & Exchange Commission (the “Commission”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 23, 2012.

Form 10-K for the Fiscal Year ended August 31, 2011

General

1.
We note you have not filed a Form 10-Q for the first quarter of your fiscal year ending August 31, 2012, which ended November 30, 2011.  We understand from the disclosure on page 39 of your January 6, 2012 Form 8-K that you changed your fiscal year-end to December 31 on January 3, 2012, the effective date of your common-control merger. However, you were required to file the interim report by January 16, 2012 to comply with General Instruction A to Form 10-Q.  The guidance in Rule 13a-10(e)(1) of Regulation 13A clarifies that this report is required notwithstanding your change in fiscal year.

Ordinarily, you would also need to file a transition report covering the four months ended December 31, 2011 to comply with Rule 13a-10(b) or (c) of Regulation 13A. However f you acquired a business on January 3, 2012 and were previously a shell company, we will further evaluate the need for the transition report if you believe it would not provide material information and are able to clearly articulate the reasons for your view. Otherwise, you are delinquent in filing your transition report, which was due on either February 17, 2012 or April 2, 2012, depending on whether you elect to initially file audited or unaudited transition period financial statements.

In either case, since the January 6, 2012 Form 8-K did not include financial statements for periods of your new fiscal year which closed prior to your change in fiscal year, you must amend that current report to include audited financial statements for the fiscal year ended December 31, 2011.  We suggest that you contact us by telephone in the course of formulating your response to ensure you have properly understood the actions required.

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RESPONSE: The Company has contacted the Commission as this comment suggests and feel that they have a competent understanding the procedures needed.  In this regard, as of the time of this response, the Company intends to file a Form 10Q Quarterly Report for the period ending November 31, 2011, per paragraph one of the above mentioned comment.

At the time of this comment letter, the Company had not yet filed its Annual Report for the year ending December 31, 2011 containing audited financial statements.  At present, this form has been filed, therefore amending the January 6, 2012 Form 8k with the same financials would be redundant for these purposes.

Furthermore, the Company does not feel, upon review of Rule 13a-10(b) or (c) of Regulation 13A, that a transition report, as mentioned, would provide any additional information to investors that would not already be provided in the previously mentioned Form 10-Q to be filed, the January 6, 2012 Form 8-K or the recently filed Annual Report for period ending December 31, 2011 containing the referenced audited financial statements.  In fact, since the Company was a shell and the final closing of the acquisition of the previous Company was then disclosed on the January 6, 2012 Form 8-K, there is no longer a period that unaccounted for, and no additional information that could be supplied in a Transition report that would not either be incorporated by reference, or completely duplicative in material.

2.
Tell us your rationale in filing the Form 12b-25 on March 30, 2012, indicating you intend to file a Form 10-K for the fiscal year ended December 31, 2011, and describe the financial statements you plan to include in this filing, any retrospective accounting that may be pertinent to your common control merger, and the manner by which you would depict predecessor activity in meeting the requirements of the Form.

RESPONSE: The Company filed the form 12b-25 because they were unable to timely file their Annual Report for their year-end December 31, 2011.  When filed, the Company’s Annual Report contained audited financials for the year ending December 31, 2011 and 2010.

Form 8-K filed January 6, 2012

Item 2.01 Completion of Acquisition or Disposition of Assets

Form 10 Disclosure, page 4

3.
Given that you were a shell company prior to acquiring Petron Energy Special Corp. (Petron Energy), this entity is considered your predecessor.  Therefore, you will need to revise the Form 10 disclosures to include information related to the business of Petron Energy in all applicable sections and for all periods.

RESPONSE: After further consideration, the Company has amended the filing pursuant to the above comment.

Properties, page 25

4.
Since you have succeeded to the business of your predecessor, and are now engaged in oil and gas operations, you need to disclose the information required by Subpart 1200 of Regulation S-K. Please revise accordingly.

RESPONSE: After further consideration, the Company has prepared an amended filing of the above-referenced Form 8-k in order to comply with the Subpart 1200 of Regulation S-K.

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Exhibit 99.1

Petron Energy Special Corp Financial Statements

Independent Auditors Report, page F-2

5.
Please make arrangements with your auditors to obtain an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board.  You will need to file an audit report with conforming language.

RESPONSE: After reviewing with their auditor, the Company is of the understanding that the PCOAB standards would not apply to Petron Energy Special Corp., because they were a private company at the time that those financials statements were audited, the audit would have pre-dated the filing.
Note 11 – Supplemental Information on Oil and Gas (Unaudited), page F-17

6.
We note that you have disclosed information about proved oil and gas reserves and the standardized measure of discounted future net cash flows for 2010.  Please expand your disclosure to include comparable information for 2009 to comply with FASB ASC 932-235-50.  Such disclosure is necessary for each period covered by the financial statements.

RESPONSE: After further consideration and review, the Company states that, at best, they could only provide disclosures for 2010, because the Petron Special was a private Company, and did not have a reserve report prepared prior to December 31, 2011.

Exhibit 99.3 Notes to Unaudited Combined Pro Forma Financial Information, page F-27

7.
Tell us the reason for the pro forma adjustment related to producing oil and gas properties for equipment purchased from Petron Energy Special Corp and reconcile the information in footnote 2, associating the values with an exchange involving 3,000,000 shares of common stock, with the corresponding equity disclosure on page F-10 of your Form 10- K, also the subsequent events disclosure on page F-16 of Exhibit 99.1 and equity disclosure on page F-23 of Exhibit 99.2. Given that you state the transaction was recorded using historical cost because the entities were under common control, in addition to your explanation for the valuation discrepancies, we would like to understand why an adjustment to the producing oil and gas property line item is necessary.

RESPONSE: After further consideration, the Company has amended the Filing (Form 8-K) to correct the mentioned discrepancies and to confirm that the information is consistent with the 10-K Filing, as it feels that the discrepancies exist as a result of transcription error.

8.
Tell us why disclosure on page F-24 of Exhibit 99.3 states that your merger occurred in December 2011 while disclosure in your January 6, 2012 Form 8-K indicates the merger did not occur until January 3, 2012.  Please describe the factual basis for your disclosures.

RESPONSE: The Company was unclear in disclosing that the merger had occurred in December 2011, however, due to some delays, did not finally close until January 3, 2012.

In connection with the Company’s responding to the comments set forth in the April 4, 2012 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/ Floyd L. Smith
Floyd L. Smith
Chief Executive Officer

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